Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

____________________

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2016 Annual General Meeting of Shareholders of Check-Cap Ltd. (the “Meeting”) to be held on Thursday, December 22, 2016, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel, for the following purposes:

1.	To re-elect five directors to serve as members of our Board of Directors (in addition to the two external directors under Israeli law), until our next annual general meeting of shareholders;

2.
To approve the compensation to be paid to each of the non-employee directors (other than the Chairman of the Board of Directors and the external directors under Israeli law), subject to their election at the Meeting;

3.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditor for the year ending December 31, 2016 and for such additional period until our next annual general meeting;

4.	To approve the payment to our Chief Executive Officer of the discretionary component of the annual bonus for the year ended December 31, 2015;

5.	To approve the payment to our Chief Technology Officer (who served as a director until December 2015) of the discretionary component of the annual bonus for the year ended December 31, 2015; and

6.	To review and discuss our financial statements for the year ended December 31, 2015.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on November 21, 2016, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to such shareholders on or about November 23, 2016.  Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, November 23, 2016, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel; Tel: +972-4-+972-4-8303400 (phone)).

Proxies must be received by our transfer agent or at our registered office in Israel no later than forty eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Our company’s representatives are Lior Torem, our Chief Financial Officer, at liort@check-cap.com or +972-(0)4-8303401, and Dana Zigman-Behrend, our General Counsel, at dana.behrend@check-cap.com or +972-(0)4-8303424, Check-Cap Ltd., Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel; Tel: +972-4-8303424.  Detailed voting instructions will be provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of Proposal 4, one of the following two voting requirements must be met: (i) at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 4.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 4.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 4, you should contact our Chief Financial Officer, Lior Torem, at liort@check-cap.com or +972-(0)4-8303401 or Dana Zigman-Behrend, General Counsel, at dana.behrend@check-cap.com or +972-(0)4-8303424.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 4 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or Chief Executive Officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely,

Tomer Kariv
Chairman of the Board of Directors

November 15, 2016